EXHIBIT 2.04

                                SECOND AMENDMENT
                           TO REORGANIZATION AGREEMENT

         THIS SECOND AMENDMENT TO REORGANIZATION AGREEMENT ("Amendment") is made and entered into as of the 10th day of September 1999, by and between SCHIMATIC CASH TRANSACTIONS NETWORK.COM,. INC., a Florida corporation ("Public Company"), and IC ONE, INC., a Delaware corporation ("Private Company"), on the following

                                    Premises:

         WHEREAS, the parties have entered into that certain Reorganization Agreement dated as of June 30, 1999 (the "Agreement"), providing for the acquisition by the Public Company of the Private Company (terms used but not defined herein shall have the same meanings ascribed to them as in the Agreement);

         WHEREAS, the board of directors and stockholders of the Public Company have approved the Agreement and have authorized the officers and the board of directors, respectively, to take such action as they may deem appropriate to specify the final terms and conditions of the transactions contemplated by such Agreement;

         WHEREAS, the board of directors and stockholders of the Private Company have approved the Agreement and have authorized the officers and the board of directors, respectively, to take such action as they may deem appropriate to specify the final terms and conditions of the transactions contemplated by such Agreement; and

         WHEREAS, the Public Company and the Private Company have resolved various details respecting the specific terms of the transaction contemplated by the Agreement and desire to set forth such further terms and conditions in this Amendment.

         NOW, THEREFORE, upon these premises, which are incorporated herein by reference, and for and in consideration of the mutual promises and covenants hereinafter set forth, the receipt and adequacy of which are hereby acknowledged, it is hereby agreed as follows:

                                   Agreement:

         1. The parties desire to structure the transaction to qualify for federal income taxes as a tax-free reorganization under the provisions of sections 368(a)(1)(A) and 368(a)(2)(E) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and each party will take all actions reasonably necessary to so qualify the transaction. In connection therewith a newly formed wholly owned subsidiary of Public Company will be merged with and into Private Company, which shall be the surviving entity in such merger. Notwithstanding the foregoing, neither party has obtained or will be required to obtain or provide an opinion of counsel to the foregoing effect.

         2. Public Company, which has an aggregate of 12,900,000 shares issued and outstanding as of the Closing Date, shall issue an aggregate of 42,400,000 shares of Public Company Stock to acquire all of the issued and outstanding shares of the Private Company as well as the interest and claims of certain investors in CardOne Corporation (the "CardOne Group"), all in a single, unified

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transaction to be completed at the earliest practicable date. Of such 42,400,000 shares, 34,810,801 shares shall initially be issued in exchange for all 45,868,876 issued and outstanding common stock of the Private Company, with 7,589,199 shares reserved for possible issuance to the CardOne group, such shares to be distributed to the stockholders of the Private Company, pro rata in accordance with the number of shares owned by each, in the event that the acquisition of the claims and interests of the CardOne Group is not completed on such date as the Public Company may hereafter specify, but in any event on or before December 31, 1999.

         3. Of the shares to be issued to the stockholders of the Private Company, that number of shares of Public Company Stock that would be issuable as a result of the ownership of 1,000,000 shares of the Private Company held by each of Peter J. Bennee, Nathan Welch, Rex Griffiths, James Biorge, Paul Christensen, and Arthur D. Bennett, or each's respective affiliates or successors-in-interest shall be retained by the Public Company and returned to it for cancellation in the event that MCI and MGM do not participate in or facilitate funding to the Private Company of at least $1,000,000 on or before five years from the date of this Agreement.

         4. The Private Company has caused to be organized IC One Patent, Inc., the corporation referred to in the Agreement as IC Smartworld, Inc. ("PatentCo"), and has transferred to PatentCo Private Company's rights to United States Patent No. 5,806,045, dated September 8, 1998, and entitled "Method and System for Allocating and Redeeming Incentive Credits between a Portable Device and a Base Device," a copy of which is attached hereto (the "Patent") in consideration of a license to use such Patent and an aggregate of 47,111,111 shares of common stock of PatentCo, after giving effect to a forward split, which constitutes all of the issued and outstanding stock of PatentCo. An aggregate of 42,400,000 of such shares of PatentCo shall be distributed to the stockholders of Private Company on a share-for-share basis immediately preceding the Effective Time.

         5. At the Effective Time, an aggregate of 4,711,111 shares of PatentCo shall be transferred by the Private Company to the Public Company for distribution to the stockholders of record of the Public Company immediately preceding the Effective Time. Such distribution shall be held by the Public Company in trust for and on behalf of such stockholders of the Public Company immediately prior to the Effective Time and shall be distributed at such time as such distribution can be effected in compliance with the Securities Act of 1933, as amended, and all applicable law.

         6. Each of the parties shall execute and deliver such other and further documents as the other may reasonably request in order to consummate the transactions contemplated by the Agreement and the Amendment.

         7. In the event of a conflict between this Amendment and the Agreement or the First Amendment thereto dated effective July 17, 1999, this Amendment shall prevail. In all other respects, the provisions of the Agreement and First Amendment shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the year and date first above written.

Public Company:                                 Private Company:

SCHIMATIC CASH TRANSACTIONS                     IC ONE, INC.
 NETWORK.COM, INC.


By  /s/ David J. Simon                          By   /s/ Arthur D. Bennett
  ----------------------------                     ----------------------------
   David J. Simon, President                       Arthur D. Bennett, President


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